AJNA BioSciences PBC
(a Delaware Corporation)

Reviewed Consolidated Financial Statements
As of the year ended December 31, 2023 and
December 31, 2022

Reviewed by:

Alice.CPA LLC
A New Jersey CPA Company

Financial Statements

AJNA BioSciences PBC

Table of Contents

Alice CPA

Independent Accountant's Review Report

June 11, 2024
To: Management ofAJNA BioSciences PBC
Attn: Robert Judge, VP of Finance
Re: 2023-22 Consolidated Financial Statement Review– AJNA BioSciences PBC

Consolidated Financial Review of the Consolidated Financial Statements

We have reviewed the accompanying consolidated financial statements of AJNA BioSciences PBC and subsidiary (the "Company"), which comprise the consolidated balance sheet as of December 31, 2023 and the related statements of income, equity, and cash flows for the period of January 1, 2022 through December 31, 2023, and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's consolidated financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the consolidated financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the consolidated financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements of AJNA BioSciences PBC for them to be in accordance with accounting principles generally accepted in the United States of America.

Sincerely,

Alice·CPA LLC

Alice.CPA LLC
Robbinsville, New Jersey
June 11, 2024

AJNA BioSciences PBC

CONSOLIDATED BALANCE SHEETS

December 31, 2023 and 2022

(Unaudited)

ASSETS	2023	2022
Current Assets		
Cash and cash equivalents	$ 984,298	$ 532,128
Reimbursement receivable	-	415,364
Prepaid expenses	75,076	48,681
Other current assets	4,511	24,889
Total Current Assets	1,063,885	1,021,062
Property and Equipment		
Equipment	1,150,229	1,112,985
Leasehold improvements	776,311	744,043
Accumulated Depreciation	(819,010)	(364,077)
Net Property and Equipment	1,107,530	1,492,951
Other Assets		
Investment in related party	11,000,000	-
Right of use assets, net	75,099	204,483
Other assets	229,513	284,855
Total Other Assets	11,304,612	489,338
Total Assets	$ 13,476,027	$ 3,003,351

The accompanying footnotes are an integral part of these financial statements.

AJNA BioSciences PBC

CONSOLIDATED BALANCE SHEETS (CONTINUED)

December 31, 2023 and 2022

(Unaudited)

	2023	2022
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts payable	$ 73,729	$ 156,608
Accrued expenses	104,065	23,834
Accrued interest	1,037,098	565,760
Income tax payable	8,851	-
Deferred revenue	207,479	-
Current portion of lease liability	110,432	119,928
Current portion of convertible notes payable	8,070,000	-
Current portion of notes payable	-	310,000
Total Current Liabilities	9,611,654	1,176,130
Long-Term Liabilities		
Lease liabilities	-	110,430
Convertible notes payable	-	8,070,000
Related party notes payable	715,011	-
Total Long-Term Liabilities	715,011	8,180,430
Total Liabilities	10,326,665	9,356,560
Stockholders' Equity		
Class B Common Stock $0.0001 par value	835	835
Class A Common Stock $0.0001 par value	309	317
Additional paid-in capital	758,593	635,870
Treasury Class A stock, at cost	(8,391)	(7,597)
Accumulated deficit	2,398,015	(6,982,634)
Total Stockholders' Equity	3,149,362	(6,353,209)
Total Liabilities and Stockholders' Equity	$ 13,476,027	$ 3,003,351

The accompanying footnotes are an integral part of these consolidated financial statements.

AJNA BioSciences PBC
CONSOLIDATED STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2023 and 2022
(Unaudited)

	2023	2022
Revenues		
Income from related party	$ 4,558,657	$ 415,364
Cost of income from related party	4,558,657	415,364
Gross Profit	-	-
Operating Expenses		
General and administrative	395,332	1,848,815
Research and development	286,221	798,205
Depreciation and amortization	454,933	352,911
Total Operating Expenses	1,136,486	2,999,931
Other Income		
Gain on joint venture contribution	11,000,000	-
Gain on foreign currency translation	57,028	-
Other income	10,794	1,108
Interest expense	(511,835)	(429,984)
Total Other income (expense)	10,555,987	(428,876)
Net Income (Loss) before income taxes	9,419,501	(3,428,807)
Provision for income tax	38,851	-
Net Income (Loss) from continuing operations	$ 9,380,650	$ (3,428,807)
Loss from discontinued operations	-	(637,893)
Net Income (Loss)	$ 9,380,650	$ (4,066,700)

The accompanying footnotes are an integral part of these consolidated financial statements.

AJNA BioSciences PBC

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

For the Years Ended December 31, 2023 and 2022

(Unaudited)

	Class B Common Stock		Class A Common Stock		Additional Paid in Capital	Treasury Stock	Accumulated Deficit	Total Stockholders' Equity (Deficit)
	Shares	Value ($ par)	Shares	Value ($ par)				
Balance as of December 31, 2021	8,350,000	$ 835	2,924,400	$ 292	$ 164,836	$ -	$ (2,915,934)	$ (2,749,971)
Issuance of Common Stocks	-	-	1,011,000	101	348,709	-	-	348,810
Stock repurchases	-	-	(767,343)	(76)	-	(7,597)	-	(7,673)
Vesting of options	-	-	-	-	122,325	-	-	122,325
Net loss	-	-	-	-	-	-	(4,066,700)	(4,066,700)
Balance as of December 31, 2022	8,350,000	835	3,168,057	317	635,870	(7,597)	(6,982,634)	(6,353,209)
Stock repurchases	-	-	(80,214)	(8)	-	(794)	-	(802)
Vesting of warrants	-	-	-	-	91,901	-	-	91,901
Vesting of options	-	-	-	-	30,822	-	-	30,822
Net income	-	-	-	-	-	-	9,380,650	9,380,650
Balance as of December 31, 2023	8,350,000	$ 835	3,087,843	$ 309	$ 758,593	$ (8,391)	$ 2,398,016	$ 3,149,362

The accompanying footnotes are an integral part of these consolidated financial statements.

AJNA BioSciences PBC
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2023 and 2022
(Unaudited)

	2023	2022
Cash Flows from Operating Activities		
Net Income (Loss)	$ 9,380,650	$ (4,066,700)
Adjustments to reconcile net income (loss) to net cash provided by operations:		
Depreciation and amortization	454,933	352,911
Contribution to joint venture	(11,000,000)	-
Right of use assets and lease liabilities	9,458	8,643
Accrued interest	471,338	426,895
Gain on sale of property and equipment	-	(6,426)
Stock based compensation	122,723	122,325
Changes in operating assets and liabilities:		
Reimbursement receivable	415,364	(415,364)
Prepaids	(26,395)	289,9123
Other current assets	20,378	-
Other noncurrent assets	55,341	(196,515)
Accounts payable	(82,878)	(10,604)
Accrued expenses	80,231	(134,114)
Income taxes payable	8,851	-
Deferred revenue	207,479	-
Net cash provided by (used in) operating activities	117,473	(3,629,036)
Cash Flows from Investing Activities		
Purchase of property and equipment	(69,512)	(784,326)
Net cash used in investing activities	(69,512)	(784,326)
Cash Flows from Financing Activities		
Net receipts/(repayments) on notes payable	405,011	282,360
Issuance of convertible notes	-	1,200,000
Issuance of common stock	-	348,810
Purchase of treasury stock	(802)	(7,673)
Net cash used in financing activities	404,209	1,823,497
Net change in cash and cash equivalents	452,170	(2,589,865)
Cash and cash equivalents at beginning of year	532,128	3,121,993
Cash and cash equivalents at end of year	$ 984,298	$ 532,128
Supplemental information		
Interest paid	$ 39,897	$ -
Income taxes paid	$ 30,000	$ -

The accompanying footnotes are an integral part of these financial statements.

AJNA BioSciences PBC
Notes to Unaudited Consolidated Financial Statements
December 31, 2023 and 2022
(Unaudited)

Note 1 – Organization and Nature of Business

AJNA BioSciences PBC, a Delaware Public Benefit Corporation ("AJNA" or the "Company"), was formed on April 21, 2021, as a botanical drug development company. The specific public benefit to be promoted by AJNA shall include creating botanical and pharmaceutical products that combine modern science with the wisdom of nature, empowering individuals with greater diversity of options, in order to enhance quality of life. The Company is currently engaged in the development of a psilocybin-based drug to be targeted at a depression condition. The Company currently has no FDA approved products for commercial sale and is considered in a pre-revenue stage.

The Company has been granted licenses from the Federal Drug Enforcement Agency (the "DEA") to conduct analytical and manufacturing activities on schedule 1 substances, namely psilocybin. The Company conducts its research and development activities in its state-of-the-art, DEA compliant secure laboratory in Denver, Colorado.

On April 28, 2021, the Company formed its wholly owned Jamaican subsidiary company, AJNA Jamaica Limited ("AJNA Jamaica"). AJNA Jamaica was created to conduct research and development. AJNA Jamaica Ltd was officially dissolved on January 20, 2023. See Note 11.

On May 10, 2023, the Company formed its wholly owned Australian subsidiary company, AJNA Australia Pty Ltd. ("AJNA Australia") with a capital contribution of $70. AJNA Australia was created to sponsor clinical trials in Australia.

The accounts of AJNA Jamaica and AJNA Australia are fully consolidated in the consolidated financial statements. All intercompany transactions have been eliminated.

Joint Venture Investment

On April 6, 2023, the Company invested in a joint venture company, DeFloria LLC ("DeFloria") with Charlotte's Web, Inc. (CW) and a subsidiary of British American Tobacco PLC ("BAT"). The Company and CW each hold 400,000 common units with a 40% voting interest each and BAT holds 200,000 preferred units with a 20% voting interest. The entity was established to pursue FDA approval for a botanical drug to target a neurological condition. The Company contributed to DeFloria a pre-IND package consisting of prior research and development work and communications with the FDA. Concurrent with the formation of the DeFloria joint venture, the Company entered into a Master Services Agreement ("MSA") with DeFloria . (See Note 3)

Note 2 – Summary of Significant Accounting Policies

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid short-term investments purchased with an original maturity of three months or less to be cash equivalents. As of December 31, 2023 and 2022, the Company had money market account balances of $721,747 and $0, respectively, which are classified as cash equivalents.

The Company has cash deposited with financial institutions which at times may exceed the federal insurance limits of $250,000. The Company has not experienced any losses in connection to the amounts in excess of the federally insured limits.

Prepaid Expenses

The Company capitalizes payments for future goods or services to be expensed over the course of their usefulness. Such assets are expected to be recognized in the next twelve months and thus included in current assets on the balance sheets.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Expenditures for additions and major improvements that significantly extend the useful lives of the assets are capitalized. Expenditures for repairs and maintenance are charged to expense as incurred. Depreciation and amortization are computed using the straight-line method over the estimated economic useful lives of the assets, generally three to five years.

Investment in Unconsolidated Entities

The Company has a variable interest in the investment in DeFloria; however, the Company is not the primary beneficiary of DeFloria as it lacks the power to direct DeFloria's key activities. The Company concluded that the investment in DeFloria should not be consolidated. In accordance with ASC 825-10, equity method investments are eligible for the fair value option as they represent recognized financial assets. As the Company is not required to consolidate the investment and does not meet any of the other scope exceptions, the Company has the ability to adopt the fair value option for the investment at inception. The investment is remeasured at fair value at each reporting date, with changes recognized in consolidated statements of operations, as changes in fair value of financial instruments for the period. See Note 3.

Long-Lived Assets

Management periodically reviews long-lived assets, consisting primarily of property and equipment with finite lives, for impairment. In analyzing potential impairment, management uses projections of future undiscounted cash flows from the assets. These projections are based on management's view of growth rates for the related business, anticipated future economic conditions. If the undiscounted cash flows indicate impairment, management would estimate fair value. Estimate fair values would consider appropriate discounts of the cash flows for risk or other estimates of fair value. Management believes that these estimates are consistent with assumptions that marketplace participants would use in their estimates of fair value. There was no impairment of long-lived assets with definite lives in 2023 and 2022.

Leases

The Company determines if an arrangement contains a lease at inception based on whether there is an identified asset and whether the Company controls the use of the identified asset throughout the period of use. Arrangements containing leases are classified as either finance or operating. The Company does not have any finance leases. For operating leases, right-of-use ("ROU") assets are recognized at the lease commencement date and represent the Company's right to use an underlying asset for the lease term. Lease liabilities are recognized at the lease commencement date based on the present value of future lease payments over the remaining lease term.

Present value of lease payments are discounted based on the Company's incremental borrowing rate, as the Company's operating leases generally do not provide an implicit rate. The estimated incremental borrowing rate is based on the information available at the lease commencement date for collateralized borrowings with a similar term, an amount equal to the lease payments and in a similar economic environment where the leased asset is located. The collateralized borrowings were based on the Company's credit rating corroborated with market credit metrics like debt level and interest coverage.

Options to renew or terminate the lease are recognized as part of the Company's ROU assets and lease liabilities when it is reasonably certain the options will be exercised. ROU assets are also assessed for impairments consistent with the Company's long-lived asset policy.

Operating lease expense for fixed lease payments is recognized on a straight-line basis over the lease term. Variable lease payments for real estate taxes, insurance, maintenance, and utilities, which are generally based on the Company's pro rata share of the total property, are not included in the measurement of the ROU assets or lease liabilities and are expensed as incurred.

Operating leases are presented separately as operating lease right-of-use assets, net and lease obligations, current and non-current, in the accompanying consolidated balance sheets. Leases with an initial term of 12 months or less, that do not include an option to purchase the underlying asset that are reasonably certain to exercise, are not recorded on the consolidated balance sheets.

Security Deposits

The Company has paid security deposits in total of $15,869 and $15,936 as of December 31, 2023 and 2022, for office space leased and utilities. These deposits are refundable to the Company upon expiration of the lease.

Compensated Absences

The Company's policy is to recognize costs for sick time and personal time off when paid. As such no accrual has been made in the accompanying financial statements.

Revenue Recognition

The Company recognizes revenue in accordance with ASC 606, *Revenue from Contracts with Customers* (Topic 606). Revenue is recognized when a customer obtains control of promised goods or services. In addition, the standard requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The amount of revenue that is recorded reflects the consideration that the company expects to receive in exchange for those goods or services.

The Company applies the following five-step model in order to determine this amount:

i. Identification of the promised goods in the contract;
ii. Determination of whether the promised goods are performance obligations, including whether they are distinct in the context of the contract;
iii. Measurement of the transaction price, including the constraint of variable consideration;
iv. Allocation of the transaction price of the performance obligations; and
v. Recognition of revenue when (or as) the Company satisfies each performance obligation.

The Company only applies the five-step model to contracts when it is probable the entity will collect the consideration it is entitled to in exchange for the goods and services it transfers to the customer. Once a contract is determined to be within the scope of Topic 606 at contract inception, the Company reviews the contract to determine which performance obligations the Company must deliver and which of these performance obligations are distinct. The Company recognizes as revenues the amount of the transaction price that is allocated to the respective performance obligation when the performance obligation is satisfied or as it is satisfied.

The Company is pre-revenue with respect to trade customers. See Note 8 for income from related party information.

Deferred revenues are related party payments received in advance of performance obligations being met. Deferred revenues are expected to be earned within the next 12 months and therefore recorded as a current liability on the accompanying consolidated balance sheets.

Advertising

The Company expenses advertising costs as incurred. No advertising costs were incurred during the years ended December 31, 2023 and 2022.

Stock Based Compensation

The Company accounts for compensation expense for share-based option awards to employees, non-employee directors, and other non-employees based on the estimated grant date fair value of the options on a straight-line basis over the requisite service period, which is the vesting period for stock options. The fair value of stock options are estimated using the Black-Scholes option pricing model, which requires assumptions and judgments regarding stock price, volatility, risk-free interest rates, dividend yields, and expected option terms. The Company engaged a third-party valuation specialist to estimate the grant-date fair value of its stock options. Share-based compensation is recognized net of actual forfeitures when they occur. All share-based

compensation costs are recorded in the consolidated statements of operations in selling, general and administrative expense.

Income Taxes

The provision for income taxes is computed using the asset and liability method, under which deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities, and for operating losses and tax credit carryforwards. Deferred tax assets and liabilities are measured using the currently enacted tax rates that apply to taxable income in effect for the years in which those tax assets are expected to be realized or settled. The Company records a valuation allowance to reduce deferred tax assets to the amount that is believed more likely than not to be realized. At December 31, 2023 and 2022, the Company recorded a valuation allowance equal to the balance of the deferred tax assets.

The Company records a liability for uncertain tax positions when it is probable that a loss has been incurred and the amount can be reasonably estimated. The Company has no liabilities for uncertain tax positions at December 31, 2023 and 2022. The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings.

Note 3 – Investment in Non-consolidated Entities

As the Company is not required to consolidate the investment and does not meet any of the other scope exceptions, the Company had the ability to adopt the fair value option for the investment at inception. Upon formation of the entity, the Company elected the fair value option because it allowed the investment to be valued based on current market conditions. As such, the investment has been remeasured at fair value at each reporting date, with changes recognized in consolidated statements of operations as changes in fair value of financial instruments for the period.

The Company's contribution to DeFloria was a pre-IND package that was independently determined to have a fair value of $11 million. For the year ended December 31, 2023, no change in fair value was noted related to the investment in DeFloria. As of December 31, 2023, the DeFloria investment represents an investment of $11,000,000 within the consolidated balance sheets.

Note 4 – Related Party Transactions

On April 6, 2023, the Company:

- jointly formed an entity, DeFloria, with CW and BAT. The Company holds 400,000 common units of DeFloria, representing a 40% voting interest. (Note 3).
- entered into an 8% interest bearing unsecured promissory note ("the Note") with DeFloria in the amount of $715,000 to be used by the Company for capital expenditures and working capital purposes. See Note 5.
- and DeFloria entered into a Master Services Agreement in which the Company will be reimbursed for the provision of research and development and general and administrative services to DeFloria. See Note 8.

Cofounders of the Company hold convertible notes payable totaling $3,000,000 plus accrued interest of $360,000 and $180,000 as of December 31, 2023 and 2022, respectively. See Note 6 for convertible note details.

Note 5 – Related Party Notes Payable

On August 1, 2022, the Company entered into a promissory note agreement for $120,000 with a related party. The note is payable in full including accrued interest on August 1, 2023. The note bears an interest rate of 3.0% per annum. During 2023, the note and accrued interest were paid in full. At December 31, 2022, the outstanding principal balance was $120,000 with accrued interest of $1,324.

On August 1, 2022, the Company entered into a promissory note agreement for $40,000 with a related party. The note is payable in full including accrued interest on August 1, 2023. The note bears an interest rate of 3.0% per annum. During 2023, the note and accrued interest were paid in full. At December 31, 2022, the outstanding principal balance was $190,000 with accrued interest of $344.

On September 12, 2022, the Company entered into a promissory note agreement for $150,000 with a related party. The note is payable in full including accrued interest on September 12, 2023. The note bears an interest rate of 3.0% per annum. During 2023, the note and accrued interest were paid in full. At December 31, 2022, the outstanding principal balance was $150,000 with accrued interest of $1,288.

On April 6, 2023, the Company entered into a promissory note agreement with DeFloria LLC for a total borrowing amount of $715,011. The note is payable in full including all interest accrued on April 1, 2026. The note bears an interest rate of 8.0% per annum. As of December 31, 2023, the outstanding principal balance was $715,011 with accrued interest of $23,628.

Future principal repayments are as follows:

For the Years Ending December 31,		
2024	$	0
2025		0
2026		715,011
2027 and thereafter		0

Note 6 – Convertible Notes payable

2021 Convertible Notes

In September and October 2021, the Company issued unsecured convertible notes totaling $6,870,000 (the “2021 Notes”), of which, $3,000,000 was in lieu of repayment of certain related party notes payable. The accrued interest on the related party notes totaling $32,934 was not converted but was paid in full in June 2023. The remaining $3,870,000 of the 2021 Notes issued were new investment funds received.

The 2021 Notes accrue interest on the outstanding principal balance at a rate of 6% per annum. The convertible notes are convertible into Class A common stock of the Company. If the 2021 Notes are not earlier converted, the principal and all accrued and unpaid interest will be due and payable at the request of the noteholders of a majority of the outstanding principal amount (the “Majority Holders”) on or after August 1, 2024 (the “Maturity Date”). The 2021 Notes will rank pari passu in right of payment with respect to each other, and all payment to each of the noteholders will be made pro rata among those noteholders to whom amounts are then payable based upon the aggregate outstanding principal amount of such notes immediately before any such payment.

The 2021 Notes are unsecured obligations of the Company and are subordinated in priority to pre-existing indebtedness and other obligations as of the date of the 2021 Notes and to future third party credit agreements.

It is the intent of the Company that the principal and unpaid accrued interest on each note will convert into shares of Class A common stock at a conversion price that represents a 20% discount to the issue price of such shares of Class A common stock issued upon completion of a Liquidity Event or Qualified Financing (as defined in the Convertible Note Agreement) before the Maturity Date.

As of December 31, 2023 and 2022, the outstanding principal balance on 2021 Notes was $6,870,000 with accrued interest of $927,455 and $515,255, respectively. The 2021 Notes were subsequently converted to preferred shares of the Company in May 2024. See Note 14.

2022 Convertible Notes

In October 2022, the Company issued unsecured convertible notes totaling $1,200,000 (the 2022 Notes). The 2022 Notes accrue interest on the outstanding principal balance thereof at a rate of 6% per annum. All unpaid interest and principal shall be due and payable upon request of a majority of the 2022 Note holders on or after August 1, 2024 (the "Maturity Date").

AJNA BioSciences PBC
Notes to Unaudited Consolidated Financial Statements
December 31, 2023 and 2022
(Unaudited)

It is the intent of the Company that the principal and unpaid accrued interest on each note will convert into shares of Class A common stock at a conversion price that represents a 10% discount to the issue price of such shares of Class A common stock issued upon completion of a Liquidity Event or Qualified Financing (as defined in the Convertible Note Agreement) before the Maturity Date.

As of December 31, 2023 and 2022, the outstanding principal balance on the 2022 Notes was $1,200,000 with accrued interest of $85,463 and $13,463, respectively. The 2022 Notes were subsequently converted to preferred shares of the Company in May 2024. See Note 14.

Note 7 – Stockholders' Equity

The Company's authorized, issued and outstanding shares by class is as follows:

December 31, 2023

Class	Authorized	Issued	Outstanding
Class A Common Stock	6,500,000	3,087,843	3,087,843
Class B Common Stock	8,500,000	8,350,000	8,350,00

December 31, 2022

Class	Authorized	Issued	Outstanding
Class A Common Stock	6,500,000	3,168,057	3,168,057
Class B Common Stock	8,500,000	8,350,000	8,350,000

Voting

The holders of Class A common stock are entitled to one vote for each share of common stock held and the holders of the Class B common stock are entitled to five votes for each share of common stock held for the election of directors and on all matters submitted to a vote of stockholders and at all meetings of stockholders.

Treasury Stock

During 2022, 767,343 shares of Class A common stock was repurchased for $7,673. During 2023, 80,214 shares of Class A common stock was repurchased for $802.

Stock-Based Compensation

Equity Incentive Plan
The Company has an Equity Incentive Plan which provides for the issuance of up to 1,400,000 shares of Class A common stock for the purposes of offering incentive stock options and restricted stock awards. Options become exercisable over various vesting periods depending on the nature of the grant, not to exceed three (3) years from the date of grant. The options expire at the earlier of ten (10) years from the date the option was granted or the optionee's termination. Forfeitures of stock options are recognized when occurred. New shares are issued upon option exercises. No forfeitures or option exercises occurred in 2023 or 2022.

The following is an analysis of options issued and outstanding to purchase shares of the Company's common stock as of December 31, 2023:

	Options	Weighted Average Exercise Price
Options outstanding, beginning of year	569,500	$ 0.35
Granted	50,000	$ 0.35
Exercised	(0)	$ 0.00
Expired/Terminated	(0)	$ 0.00
Options outstanding, end of year	619,500	$ 0.35

Nonvested options	Total Options	Weighted Average Exercise Price
Total non-vested options outstanding, beginning of year	220,000	$ 0.35
Granted	0	$ 0.00
Vested	(86,667)	$ 0.35
Forfeited	(0)	$ 0.00
Total non-vested options outstanding, end of year	133,333	$ 0.35

The following is an analysis of options issued and outstanding to purchase shares of the Company's common stock as of December 31, 2022:

	Options	Weighted Average Exercise Price
Option outstanding, beginning of year	0	$ 0.00
Granted	569,500	$ 0.35
Exercised	(0)	$ 0.00
Expired/Terminated	(0)	$ 0.00
Options outstanding, end of year	569,500	$ 0.35

Nonvested options	Total Options	Weighted Average Exercise Price
Total non-vested options outstanding, beginning of year	0	$ 0.00
Granted	569,500	$ 0.35
Vested	(349,500)	$ 0.35
Forfeited	(0)	$ 0.00
Total non-vested options outstanding, end of year	220,000	$ 0.35

The total calculated value of stock options granted as of December 31, 2023 and 2022 was $216,825 and $199,325, respectively. Stock based compensation recognized for the stock options for the years ended December 31, 2023 and 2022 was $30,819 and $122,325, respectively.

Stock option compensation expense is recognized ratably over the period as the stock options vest. The aggregate fair value amount of unvested stock option compensation was $63,681 as of December 31, 2023.

In November 2022, the Company issued restricted stock awards totaling 731,500 shares of Class A common stock under the Company's Equity Incentive Plan. The shares vest ratably over a 36-month period. Total calculated value of the restricted stock awards under the Company's Equity Incentive Plan as of December 31, 2023 and 2022 was $256,025. Stock based compensation recognized for the restricted stock award under the Equity Incentive Plan for the years ended December 31, 2023 and 2022 was $85,342 and $10,668, respectively. The fair value of unvested restricted stock compensation under the Equity Incentive Plan was $160,015 as of December 31, 2023.

Awards outside Equity Incentive Plan

During 2022 and 2021, the Company awarded 488,000 shares outside of the Equity Incentive Plan. These awards vest ratably between 12 and 36 months. Total calculated value of these awards as of December 31, 2023 and 2022 was $65,300. Stock based compensation recognized for these awards for the years ended December

31, 2023 and 2022 was $13,694 and $36,152, respectively. The fair value of unvested restricted stock compensation for these awards was $9,567 as of December 31, 2023.

Note 8 - Income from Related Party - Master Services Agreement

On April 6, 2023, simultaneous with the formation of the DeFloria joint venture and the Company's equity contribution to DeFloria, the Company entered into a Master Services Agreement with DeFloria (the "MSA"), in which the Company provides certain services to support DeFloria in connection with (i) identification and development of a new drug, (ii) the management of one or more new drug research and development and clinical studies, (iii) the day-to-day administrative operation of DeFloria and (iv) obtaining FDA approval of one or more new drugs (the "MSA Services"), in each case to the extent funding is contemplated under an approved budget.

The MSA and approved budget provided for payments to the Company for the Services which are included in the revenues as income from related party on the consolidated statements of operations. The payments are intended to reimburse the Company for actual costs incurred with no profit markup. In 2023, the Company received payments totaling $5,181,500 for reimbursement of MSA services expenditures incurred, of which $415,364 was for expenditures incurred in 2022, $4,558,657 was for expenditures incurred in 2023, and $207,479 has been recorded as deferred revenue.

Note 9 – Leases

The Company has an operating lease for office space. The lease has a term of 3 years. There are two 3-year renewal options that the Company has not determined reasonably certain to execute at the lease inception. The Company has operating lease costs of $129,381 for the years ended December 31, 2023 and 2022.

Future payment obligations with respect to the Company's operating lease existing at December 31, 2023, by year and in the aggregate, are as follows:

For the Years Ending December 31,	
2024	$ 113,492
2025 and thereafter	0
Total future lease payments	113,492
Less: Interest	(3,060)
Present value of lease liabilities	$ 110,432

The Company's lease term has 10 months remaining as of December 31, 2023. The discount rate used is 6.0%. As of December 31, 2023, the Company had no financing leases.

Note 10 – Income Taxes

The Company recognizes deferred tax assets and liabilities for the tax effects of differences between the financial statements and tax basis of assets and liabilities. A valuation allowance is established to reduce the deferred tax assets if it is more likely than not that a deferred tax assets will not be realized.

The components of income tax provision related to continuing operations are as follows at December 31,:

	2023	2022
Current tax expense (benefit):		
Federal	$ 21,051	$ -
State	17,800	-
	38,851	-
Deferred tax expense (benefit):		
Federal	-	-
State	-	-
	-	-
Total income tax expense	$ 38,851	$ -

AJNA BioSciences PBC
Notes to Unaudited Consolidated Financial Statements
December 31, 2023 and 2022
(Unaudited)

The components of net deferred tax assets that have been presented in the Company's consolidated financial statements are as follows at December 31, 2023 and 2022:

	2023	2022
Deferred tax assets:		
Temporary book to tax differences	$ 667,967	$ 365,320
Federal R&D credits	11,955	75,109
Net operating loss	$ 887,122	$ 1,280,188
Total deferred income tax assets	1,567,044	1,720,617
Deferred income tax liabilities:		
Total deferred income tax liabilities	(0)	(0)
Less: valuation allowance	(1,567,044)	(1,720,617)
Net deferred income tax assets	$ -	$ -

The Company records a valuation allowance to reduce deferred tax assets, based on the weight of the available evidence, if it is more likely than not that some portion or all of the deferred tax assets will not be realized. In determining the need for a valuation allowance, an assessment of all available evidence both positive and negative was required.

In accordance with the provisions of ASC 740: Income Taxes, the Company records a liability for uncertain tax positions when it is probable that a loss has been incurred and the amount can be reasonably estimated. At December 31, 2023 and 2022, the Company has no liabilities for uncertain tax positions. The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings.

Note 11 – Discontinued Operations

In January 2022, the Company received, earlier than anticipated, a license from the DEA to conduct analytical research and development in the United States. On February 9, 2022, the Company's Board of Directors decided to discontinue all operations in Jamaica and focus on R&D facilities build-out and ongoing operations in Denver. As of December 31, 2022, all assets and liabilities of the Jamaica operations had been disposed of and extinguished. AJNA Jamaica Ltd was officially dissolved on January 20, 2023.
No operational activity occurred from January 1, 2023 to January 20, 2023. The following is an analysis of the financial results of discontinued operations for the year ended December 31, 2022:

Revenues	$ –
Operating Expenses	
General and administrative	109,971
Depreciation and amortization	5,353
Total Operating Expenses	115,324
Other Income (expense)	
Interest expense	(475)
Loss on disposal of assets	(522,094)
Total Other income (expense)	(522,569)
Net Loss from discontinued operations	$ (637,893)

Note 13 – Commitments and Contingencies

Commercial Matters

From time to time, the Company may become subject to threatened and/or asserted claims arising in the ordinary course of business. Management is not aware of any matters, either individually or in the aggregate, that are reasonably likely to have a material adverse effect on the Company's financial condition, results of operations or liquidity.

Note 14 – Subsequent Events

Date of Management's Review

The financial statements include management's evaluation and consideration of events and transactions that have occurred subsequent to the date of the financial statements through June 11, 2024, the date at which these financial statements were available to be issued. No material events have occurred since December 31, 2023, that require recognition or disclosure in the consolidated financial statements except as detailed below:

On April 30, 2024, the Company completed the initial phase of its Series Seed capital raise. The Company received commitments to purchase 1,155,087 shares of preferred stock for $2,050,000. The Company expects to close on the preferred stock purchase on or about May 24, 2024.

Immediately following the foregoing issuance of preferred stock, the Company invested $2 million in DeFloria in the form of an unsecured convertible note (the "Note"). The Note is convertible into preferred shares of DeFloria upon a Qualified Financing (as defined in the Note), carries an interest rate of the Bank of England prime rate plus 8%, and matures on or after May 31, 2026 upon notice of a majority of the noteholders.

On May 15, 2024, concurrent with the aforementioned Series Seed fundraising, the Company received elections from 100% of the 2021 Note and 2022 Note holders (collectively the "Noteholders") to convert the currently outstanding total principal plus accrued interest amount of $9.3 million. To incentivize the Noteholders to elect to convert their notes early, the Company offered to convert the notes to preferred shares in lieu of common shares at the same discount terms as stated in the notes. The discount is to be applied to the preferred share purchase price effective for the Series Seed preferred shares purchased as of April 30, 2024. The Company closed on the note conversion on or about May 28, 2024.

Effective May 24, 2024, the Company increased the authorized shares for the Equity Incentive Plan by adding an additional 600,000 shares. The increase was approved by both the Board of Directors and a majority of the shareholders.